UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            TUTORNET.COM GROUP, INC.
                                (Name of Issuer)

                     Class A Common Stock, $.00001 par value
                         (Title of Class of Securities)

                                   901113 100
                                 (CUSIP Number)

                             LAZ L. SCHNEIDER, ESQ.
                            Berger Davis & Singerman
                     350 East Las Olas Boulevard, Suite 1000
                         Fort Lauderdale, Florida 33301
                                  954 525-9900
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 30, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                                     Page 1 of 7


                                  SCHEDULE 13D

CUSIP No. 901113 100

1.       NAME OF REPORTING PERSON

                  Gary J. McAdam individually is the Reporting Person. Gary is the sole employee of Growth Ventures, Inc., a Colorado corporation, is sole trustee of Growth Ventures, Inc. Pension Plan and Trust and Growth Ventures, Inc. Profit Sharing Plan and Trust and is sole general partner of GJM Trading Partners, Ltd., a Colorado limited partnership, all of which are shareholders of the Company.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a)      |_|
                  (b)      |_|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  PF & WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                           |-|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSONS WITH:

7.       SOLE VOTING POWER
                  3,023,320

8.       SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  3,023,320



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                                                                     Page 2 of 7

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,023,320

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                           |_|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  14.7%

14.      TYPE OF REPORTING PERSONS*
                  IN


SCHEDULE 13D

Item 1.  Security and Issuer

This Schedule 13D relates to the class of common stock par value $0.00001 per share (the "Shares") and Warrants to purchase Shares of Tutornet.com Group, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 11410 Isaac Newton Square North, Suite 105, Reston, VA 20190.

Item 2.  Identity and Background

The person filing this statement is Gary J. McAdam, a citizen of the United States of America (the "Reporting Person"). The record owner of the Shares is Gary J. McAdam, Growth Ventures, Inc., Growth Ventures, Inc. Pension Plan and Trust, and Growth Ventures, Inc. Profit Sharing Plan and Trust and GJM Trading Partners, Ltd. The principal office of Growth Ventures, Inc., the Pension and Profit Sharing Plans are c/o Gary J. McAdam, 6041 South Syracuse Way, Suite 307, Englewood, Colorado 80111. The address of Gary J. McAdam and GJM Trading Partners, Ltd. is 14 Red Tail Drive, Highlands Ranch, Colorado 80126. These entities are sometimes hereafter referred to collectively as "Reporting Persons".

Gary McAdam is a business consultant and sole employee of Growth Ventures, Inc., a firm engaged in the business of consulting in the areas of mergers and acquisitions, funding, and public relations. Gary McAdam is the general partner of GJM Trading Partners, Ltd., a partnership set up for


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                                                                     Page 3 of 7


investments by his family, and Gary McAdam is sole trustee of both the Pension and Profit Sharing Plan referred to above.

Neither Mr. McAdam, nor the other entities reported above or any executive officer, director, trustee, or general partner has during the past five years,
(a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         I. Reporting Persons acquired Shares from Zycom, Inc., a Colorado corporation, as follows:

                  Gary McAdam purchased shares for $3,750 from personal funds.

                  GJM Trading Partners, Ltd. purchased shares for $9,667 from working capital. GJM Trading Partners, Ltd. received warrants convertible to Class A common stock for a $250,000 loan made from working capital.

                  Growth Ventures, Inc., the Pension Plan, and the Profit Sharing Plan purchased Shares for $3,750.00 each from working capital.

                  Such Shares were acquired by the Reporting Persons from personal funds and from working capital.

         II. GJM Trading Partners, Ltd. on March 24, 2000 lent $250,000 to a majority owned subsidiary of Issuer and received warrants to purchase Shares of Issuer as partial consideration as follows:


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                                                                     Page 4 of 7


----------------------------------------------------------------------------------------------------------------------
Title of Derivative     Date Exercisable and Expiration       Title and Amount of Securities             Conversion or
Security                Date                                  Underlying Derivative Securities           Exercise Price
                        Month/Day/Year                                                                   of Derivative
                        -------------------------------------------------------------------------------  Security
                          Date             Expiration             Title              Amount or
                        Exercisable            Date                                  Number of
                                                                                     Shares
----------------------------------------------------------------------------------------------------------------------
Series A Warrant        4/25/00                    3/24/04    Common Stock         2,500,000             $0.50


Item 4.           Purpose of Transaction

The Reporting Persons acquired the Shares for investment purposes. The Reporting Persons intend to review their holdings in the Issuer on a continuing basis. Depending upon various factors, including, but not limited to, the Issuer's business, prospects and financial condition and other developments concerning the Issuer, available opportunities for the Reporting Persons to acquire or dispose of the Shares or securities convertible into Shares, and other factors which may become relevant to their holdings in the future, the Reporting Persons may in the future take such actions with respect to their holdings in the Issuer as they deem appropriate in light of the circumstances and conditions existing from time to time. Such actions may include the purchase of Shares or securities convertible into common stock in the open market, the purchase of additional common stock or securities convertible into common stock in privately negotiated transactions or otherwise, the disposition, from time to time or at any time, of all or a portion of the Shares of securities convertible into common stock now owned or hereafter acquired, either in a sale(s) of Shares in the open market or the sale(s) of Shares or securities convertible into common stock in privately negotiated transactions to one or more purchasers. The Reporting Persons intend to explore potential actions and transactions which may or may not be advantageous to the Issuer, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management policies, governing instruments, securities or regulatory or reporting obligations of the Issuer. Reporting Persons do not preclude future activities with respect to the Issuer but have no present activities in such respect. Except as noted above and below in Item 6, as of the date of this
Schedule 13-D, the Reporting Persons have no plans or proposals which relate to or would result in:

         (a) The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;



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                                                                     Page 5 of 7


         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

Item 5.           Interest in Securities of the Issuer

         (a) As of the close of business on June 1, 2000, Reporting Persons may be deemed to beneficially own (assuming exercise of all Warrants), in the aggregate, 3,023,320 Shares, representing approximately 14.7% of the Issuer's outstanding Class A common stock (based upon the 18,072,674 Class A Shares and 4,750,000 Class B shares of common stock, par value $.00001) stated to be outstanding as of May 18, 2000 by the Issuer in the Issuer's Form 8-K12g3, filed with the Securities and Exchange Commission on May 18, 2000.

         (b) Gary J. McAdam has sole voting power and sole dispositive power with regard to 523,320 Shares and sole dispositive power with respect to Warrants to purchase 2,500,000 Shares and, if the Warrants are exercised, sole voting power with respect to such Shares when and if acquired.

         (c) During the past sixty days GJM Trading Partners, Ltd. acquired Series "A" Warrants of Issuer to purchase 2,500,000 shares of Issuer's Class A common stock for a purchase price of $.50 per share at any time before March 24, 2004.

Item 6. Contract, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

Emergency Bridge Funding. On March 24, 2000, GJM Trading Partners, Ltd. funded an emergency bridge loan to Tutornet.com, Inc. (Tutornet) in the amount of $250,000. The emergency bridge loan was funded to Tutornet: (i) in reliance on financial and disclosure information provided on behalf of Tutornet at various dates from early March of 2000 through March 23 and March 24, 2000 by Tutornet.com, Inc., Euburn R. A. Forde, President of Tutornet.com, Inc. and Chief Executive Officer and a director of the Issuer, Joseph Meuse, Vice President of Tutornet.com, Inc. and Rajiv Dalal, Executive Vice President and Chief Financial Officer of Tutornet.com, Inc. and Chief Financial


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                                                                     Page 6 of 7


Officer and a director of the Issuer and (ii) in reliance of the timely effectuation of the events set forth in the letter of understanding between Zycom and Tutornet dated March 21, 2000.

Documentation of Debt. The emergency bridge funding arrangement was initially commemorated by letter between Euburn Forde and Business Development Corporation dated March 24, 2000 to which was attached a letter of intent executed by the parties on March 21, 2000. Business Development Corporation in consideration of $250,000.00 paid by GJM Trading Partners, Ltd. assigned a 50% interest in the rights contained in the March 21, 2000 letter agreement. The emergency bridge funding is documented by (i) a promissory note entitled Secured Promissory Note, Emergency Funding Series, dated March 24, 2000 payable to GJM Trading Partners, Ltd. in the amount of $250,000 (the "note"), (ii) a trademark assignment and security agreement dated April 24, 2000 and (iii) recorded UCC-1 forms covering all of the assets of Tutornet and (iv) the issuance of 2,500,000 Series A Warrants to purchase the common stock of Issuer. An equal loan of $250,000 was made to a majority owned subsidiary of Issuer on identical terms simultaneously by Business Development Corporation, an unrelated Colorado Corporation.

On June 5, 2000, GJM Trading Partners, Ltd. delivered notice to the Issuer that the note was in default based on substantial misrepresentations made to GJM Trading Partners, Ltd. by Tutornet.com, Inc., Euburn R. A. Forde, President of Tutornet.com, Inc. and Chief Executive Officer and director of the Issuer, Joseph Meuse, Vice President of Tutornet.com, Rajiv Dalal, Executive Vice President and Chief Financial Officer of Tutornet.com, Inc. and Chief Financial Officer and a director of the Issuer.

At this time the response of the Issuer is not known, and Reporting Persons do not know what actions may be taken by the Reporting Persons.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 6, 2000


By:  /s/ Gary J. McAdam

Exhibits:

         1)       Funding Letter dated March 24, 2000



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                                                                     Page 7 of 7

         2)       Letter of Intent dated March 21, 2000

         3)       Security Agreement dated April 24, 2000

         4) A Secured Promissory Note Emergency Funding Series dated March 24, 2000